UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14362

广深铁路股份有限公司

GUANGSHEN RAILWAY COMPANY LIMITED

NEW YORK STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, translation of Issuer’s name into English, and name of Exchange where security is listed and/or registered)

No. 1052 Heping Road, Luohu District, Shenzhen

People’s Republic of China 518010

Telephone No.: (86-755) 2558-8150

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class H Ordinary Shares, par value RMB1.00 per share

American Depositary Shares, each representing 50 Class H Ordinary Shares of par value RMB1.00 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Guangshen Railway Company Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 16, 2020	By	/s/ Hu Lingling	Director
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.